Morgan, Lewis & Bockius

c/o Suites 1902-09, 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

August 11, 2023

Confidential

Ms. Nasreen Mohammed

Ms. Lyn Shenk

Mr. Nicholas Nalbantian

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ten-League International Holdings Limited
Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted on July 7, 2023 CIK No. 0001982012

Dear Ms. Mohammed, Ms. Shenk, Mr. Nalbantian, Ms. Jaskot:

On behalf of our client, Ten-League International Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 3, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 7, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

Suites 1902-09, 19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Cover Page

1.	We note your disclosure that Ten-League Corp will own a percentage of your outstanding shares such that you will be a controlled company. Please revise this disclosure to state that Mr. Lim controls Ten-League Corp and therefore Mr. Lim will have the ability to determine all matters requiring approval by stockholders.

In response to the Staff’s comment, the Company has revised the cover page to disclose that Mr. Lim controls Ten-League Corp and therefore he has the ability to control all matters requiring approval of shareholders.

Prospectus Summary

Overview, page 4

2.	Provide prominent disclosure about the legal and operational risks associated with being reliant on a majority of the company’s supplies coming from a supplier in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale. Please include similar disclosure in the risk factors and business sections, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 10 of the Revised Draft Registration Statement to include a risk factor on the reliance on a major supplier from the PRC.

3.	We note at several points in the registration statement you refer to your “predecessor companies.” Please clarify what entities you are referring to as “predecessor entities” and disclose how they form a part of the development of your business. Refer to Item 4.A.4 of Form 20-F, as incorporated by Item 4.a of Form F-1.

In response to the Staff’s comment, the Company has revised the references to “predecessor companies” on pages 4 and 70 of the Revised Draft Registration Statement to refer specifically to Ten-League Corp.

Risk Factors

Risks Related to Our Business and Industry

We are dependent on Major Supplier. There can be no assurance that we will be able to renew our distribution agreements with..., page 10

4.	We note that you rely on Major Supplier for a majority of your purchases. Please disclose the risks of this reliance and any supply chain disruptions you have experienced due to such reliance.

In response to the Staff’s comment, the Company has revised page 10 of the Revised Draft Registration Statement as per the Staff’s comment above to disclose the risk of relying on the Major Supplier.

We are dependent on the level of activities in the construction..., page 13

5.	You disclose that your business may be negatively impacted by supply chain disruptions. Please revise to discuss whether you have or expect to suspend the production, purchase, sale or maintenance of certain items; experience higher costs due to constrained capacity, or experience surges or declines in consumer demand for which you are unable to adequately adjust your supply. If so, explain whether you have undertaken efforts to mitigate the impact.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement.

We face risks related to heightened inflation, recession, financial and credit market disruptions and other economic conditions., page 20

6.	Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised Draft Registration Statement.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our..., page 29

7.	You disclose that your management has not performed an assessment of the effectiveness of your internal controls. Either here or in a new risk factor, please also address your management’s team lack of experience complying with U.S. public company ongoing reporting requirements and the negative impact this could have on your business.

In response to the Staff’s comment, the Company has revised page 29 of the Revised Draft Registration Statement to disclose the management’s lack of experience complying with U.S. public company ongoing reporting requirements and stated what remedial measures the Company has taken and plan to take to address this issue.

Use of Proceeds, page 35

8.	We note your disclosure that approximately 15% of the offering’s proceeds will be used to “expand through strategic acquisitions and investments.” Please give a brief description of the businesses you are planning to acquire and information on the status of the acquisitions. Refer to Item 3.C.3 of Form 20-F, as incorporated by Item 4.a of Form F-1.

In response to the Staff’s comment, the Company has revised page 35 of the Revised Draft Registration Statement to indicate that no acquisition target has yet been identified.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

9.	We note your disclosure stating that spending levels by customers are a key factor affecting your results of operations. To the extent that increased interest rates have impacted customers’ spending levels causing a corresponding impact on your sales volumes, please describe this here and in the risk factors section, as applicable.

In response to the Staff’s comment, the Company has revised page 43 of the Revised Draft Registration Statement indicating that recent increases in interest rates have not materially impacted the Group’s sales to customers. Notwithstanding, the Company has revised page 20 of the Revised Draft Registration Statement to indicate related risks.

Year on Year Comparison of Our Results of Operations, page 48

10.	We note your sales of heavy equipment increased by 36.5% for the year ended December 31, 2022. Please revise to provide quantified analysis of the significant drivers behind material changes in your revenues, including the extent to which changes in revenue are attributable to changes in prices or to changes in volume. Refer to Item 5 of Form 20-F, including the related Instructions.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Revised Draft Registration Statement.

11.	Please revise to provide an analysis of the significant drivers behind material changes in your cost of revenue which increased by 28.5% for the year ended December 31, 2022. For example, elsewhere in the filing you discuss supply chain disruption, rising costs of material and labor. Please quantify the effects of changes in both price and volume on expenses, where appropriate. Refer to Item 5 of Form 20-F, including the related Instructions.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Revised Draft Registration Statement.

Business, page 70

12.	We note your disclosure on page 15 that the prices of your equipment fluctuate during the “construction season.” If your business is impacted by seasonality, please provide a description. Refer to Item 4.B.3 of Form 20-F, as incorporated by Item 4.a of Form F-1.

In response to the Staff’s comment, the Company has revised page 15 of the Revised Draft Registration Statement to clarify that the prices of the Group’s equipment are dependent on when projects are approved by the Building and Construction Authority of Singapore, which is not a seasonality factor.

13.	You reference the dependency ceiling ratio imposed by the Singaporean Ministry of Manpower. We also note your disclosure on page 12 that 52.9% of your employees are foreign workers. Please disclose in this section, or elsewhere you deem appropriate, how close you are to meeting the dependency ceiling ratio. In addition, please disclose if the foreign manpower regulation has any other material effects on your business. Refer to Item 4.B.8 of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comment, please refer to pages 101 and 102 in the section titled “Regulatory Environment” for details on how close the Singapore group entities are to meeting the dependency ceiling ratio. Except as set out on page 12 in the section titled “Risk Factors” and pages 101 and 102 in the section entitled “Regulatory Environment”, the Company confirms that the relevant Singapore foreign manpower regulations have no other material effects on its business.

We have a strong long-term relationship with our Major Supplier and a wide customer base across..., page 72

14.	We note that your Major Supplier is a China-based enterprise. Please disclose whether your business segments, products, lines of service, projects, or operations were materially impacted by the pandemic related lockdowns in China. In addition, discuss any steps you are taking, or have taken, to mitigate adverse impacts to your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement.

Executive Officers and Directors, page 104

15.	We note that in the biography for Ms. Lin you refer to her joining the “Group” in 1998. However, the definition of Group on page 1 states that “Group” refers to Ten-League International Holdings Limited or its subsidiaries. International Holdings Limited is disclosed as having been founded in 2023 and its subsidiaries were all founded after 1998. Please clarify this discrepancy. Refer to Item 1.A of Form 20-F, as incorporated by Item 4.a of Form F-1.

In response to the Staff’s comment, the Company has revised page 104 of the Revised Draft Registration Statement to clarify that Ms. Lin first joined Ten-League Corp prior to joining the Group.

Consolidated Statements of Operations and Comprehensive Income, page F-4

16.	We note you reported zero selling and distribution costs in both years ended December 31, 2022 and 2021. However your policy states “sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Also, page 92 shows 10% of your full-time employees are categorized as Sales and Marketing. Please revise or explain.

In response to the Staff’s comment, the Company has revised the disclosures on pages 45 and 48 of the Revised Draft Registration Statement.

Note 2 Summary of Significant Accounting Policies

(f) Accounts Receivable, net, page F-9

17.	You disclose “The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies.” Please describe for us the nature of these transactions.

In response to the Staff’s comment, the Company has revised page F-10 of the Revised Draft Registration Statement to take out the reference to insurance companies in the provision of brokerage services.

(j) Revenue Recognition, page F-10

18.	Please clarify if you are recognizing revenue from the sale of products on a gross basis. Please revise to disclose whether there are any sales for which you are acting as an agent and have evaluated for indicators of gross and net revenue reporting in ASC 606-10-55-36 through 55-40.

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Revised Draft Registration Statement.

Notes to consolidated Financial Statements

Note 12 Bank Borrowings, page F-19

19.	Please revise to disclose the nature of “Bills payable,” including significant terms.

In response to the Staff’s comment, the Company has revised the wording on page F-19 to disclose the nature of the “Bills payable”.

Exhibits

20.	Please file your agreements with Major Supplier, including the distribution agreement(s), service-dealer agreement(s), and dealership agreement(s) as exhibits to the registration statement. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully submits that its agreements with the Major Supplier were entered into in its ordinary course of business and they do not fall within any of the categories under Item 601(b)(10)(ii) of Regulation S-K. Hence the filing of these agreements is not required by Item 601(b)(10) of Regulation S-K.

General

21.	We note the use of the term “Major Supplier” throughout the registration statement. Instead, please disclose the name of the entity represented by the term “Major Supplier.”

In response to the Staff’s comment, the Company respectfully submits that it is in discussion with but has not yet been able to obtain the consent of the Major Supplier to disclose its name in the Revised Draft Registration Statement.

22.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

In response to the Staff’s comment, the Company respectfully submits that it has had no written communications with potential investors and has not authorized any third party to do so on its behalf, and it has no current plans to conduct any such communication with potential investors. To the extent that the Company intends to present to potential investors in reliance on Section 5(d) of the Securities Act, the Company will contact the Staff member associated with the review of its filing to submit relevant materials.

23.	We note your placeholder for the initial public offering price range in the IPO Prospectus cover page, indicating that the initial public offering price will not be fixed at the time of effectiveness. However, the Resale Prospectus cover page includes a placeholder for the fixed initial public offering price. Please tell us whether the selling shareholders plan to sell their shares at a fixed price, and if so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which selling shareholders will sell their shares and revise the Resale Prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the alternative, please confirm that the selling shareholders will not make any sales until the shares are listed on a national securities exchange, and revise your Resale Prospectus cover page to remove the reference to a fixed price and clarify that such selling shareholders will sell their shares at market prices once trading of your common stock begins.

In response to the Staff’s comment, the Company has revised the Resale Prospectus accordingly. In addition, there is already a statement in the Resale Prospectus which states that “No sales of the shares covered by this prospectus shall occur until the ordinary shares sold in our initial public offering begin trading on the Nasdaq.”.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Jison Lim, Director and Chairman, Ten-League International Holdings Limited

Lim Boon Ping, Chief Financial Officer, Ten-League International Holdings Limited

Henry F. Schlueter, Esq., Schlueter & Associates, P.C.